Richard E. Baltz Richard.Baltz@aporter.com +1 202.942.5124 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

October 4, 2013

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	MacroGenics, Inc.

Registration Statement on Form S-1

Filed September 20, 2013

File No. 333-190994

Ladies and Gentlemen:

On behalf of MacroGenics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated October 3, 2013 provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-190994) (the “Registration Statement”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the Amended Registration Statement on Form S-1/A (the “Amended Registration Statement”) that the Company filed on October 4, 2013. For your convenience, the Staff’s comment is presented in italicized text below, and followed by the Company’s proposed response.

October 4, 2013

On behalf of the Company, we advise you as follows:

Teplizumab: Fc-Modified Antibody for Type 1 Diabetes, page 104

1. Given that you are actively seeking a collaborator for development of Teplizumab and that the drug appears on your product chart in the prospectus summary, please disclose the details about your active IND for this product candidate on page 104. Please include the filer, sponsor, indication and date of filing.

Response: In response to the Staff’s comment, the Company has added the following disclosure regarding the IND for teplizumab on page 104 of the Registration Statement:

“The At-Risk study is being conducted under an IND filed and sponsored by MacroGenics, pursuant to IND 102,629 filed on December 23, 2009. The clinical study is being conducted by NIDDK at TrialNet clinical sites. NIDDK, in conjunction with TrialNet, prepared the clinical protocol and is responsible for training and monitoring the clinical sites. MacroGenics officially transferred these sponsor responsibilities to NIDDK in its initial IND submission. Under FDA regulations, MacroGenics remains responsible for submitting the appropriate documents to the IND, including but not limited to, IND Annual Reports, expedited reports, revised clinical protocols provided by NIDDK, and new clinical investigator information.”

*    *    *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;
•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 4, 2013

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (202) 942-5124 or by email at richard.baltz@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Richard E. Baltz

Richard E. Baltz